Exhibit 21.1

LIST OF SUBSIDIARIES

Name of Subsidiary	State of Organization
Cohen & Steers Capital Management, Inc.	New York
Cohen & Steers Capital Advisors, L.L.C.	Delaware
Cohen & Steers Holdings, LLC	Delaware
Cohen & Steers Securities, LLC	Delaware